SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                             (Amendment No.2)*


                           Planar Systems, Inc.
                  ______________________________________
                             (Name of Issuer)


                               Common Stock
                  ______________________________________
                      (Title of Class of Securities)


                                 726900103
                  ______________________________________
                              (CUSIP Number)

Check the following box if a fee is being paid with this
statement /   /.  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent
or less of such class.)   (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  726900103

1.   NAME OF REPORTING PERSON:

          TEKTRONIX DEVELOPMENT COMPANY


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                        (a)  /   /
                                        (b)  /   /

3.   SEC USE ONLY:


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          OREGON


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
     5.   SOLE VOTING POWER:
          355,809

     6.   SHARED VOTING POWER:
          0

     7.   SOLE DISPOSITIVE POWER:
          355,809

     8.   SHARED DISPOSITIVE POWER:
          0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

          355,809


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:
                                        /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          3.3 PERCENT


12.  TYPE OF REPORTING PERSON:
          CO

                                     2

CUSIP NO.  726900103

1.   NAME OF REPORTING PERSON:

          TEKTRONIX, INC.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                        (a)  /   /
                                        (b)  /   /

3.   SEC USE ONLY:


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          OREGON


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
     5.   SOLE VOTING POWER:
          355,809

     6.   SHARED VOTING POWER:
          0

     7.   SOLE DISPOSITIVE POWER:
          355,809

     8.   SHARED DISPOSITIVE POWER:
          0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

          355,809


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:
                                        /  /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

          3.3 PERCENT


12.  TYPE OF REPORTING PERSON:
          CO

                                     3

Tektronix, Inc., an Oregon corporation ("Tektronix"), owning 100 percent of the outstanding voting securities of Tektronix
Development Company, joins in this filing.

Item 1(a).     Name of Issuer:

                    Planar Systems, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    1400 NW Compton Drive
                    Beaverton, OR  97006

Item 2(a).     Names of Persons Filing:

                    This Schedule 13G is filed on behalf of
                    Tektronix Development Company ("TDC") and
                    Tektronix. TDC is a wholly-owned subsidiary of Tektronix.

Item 2(b).     Address of Principal Business Office, or if none,
               Residence:

                    The principal business office of TDC is 26600 SW Parkway Avenue, Wilsonville, OR 97070.
                    The principal business office of Tektronix is 26600 SW Parkway Avenue, Wilsonville, OR 97070.

Item 2(c).     Citizenship:

                    TDC and Tektronix are corporations
                    incorporated under the laws of Oregon.

Item 2(d).     Title of Class of Securities:

                    Common Stock

Item 2(e).     CUSIP Number:

                    726900103

Item 3.        Type of Reporting Person:

                    NOT APPLICABLE

Item 4.        Ownership:

                    TDC is a wholly-owned subsidiary of
                    Tektronix. On December 31, 1995, TDC held a total of 355,809 shares of the Issuer's
                    Common Stock which represented approximately

                                     4

                    3.3 percent of the class. TDC (and therefore Tektronix by virtue of its 100 percent ownership of TDC) has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 355,809 shares of the Issuer's Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

                                            / x /


Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person:

                    NOT APPLICABLE

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on By the Parent Holding Company:

                    NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group:

                    NOT APPLICABLE

Item 9.        Notice of Dissolution of Group:

                    NOT APPLICABLE

Item 10.       Certification:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this agreement is true, complete and correct.

Date:  February 7, 1996

                              TEKTRONIX DEVELOPMENT COMPANY


                              By: /s/ JOHN P. KARALIS
                                  _________________________
                                   John P. Karalis
                                   Chairman and President



                     5
                              TEKTRONIX, INC.


                              By: /s/ JOHN P. KARALIS
                                  _________________________
                                   John P. Karalis
                                   Senior Vice President


















































                         6